Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

April 27, 2020

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2015

Floating Rate & Dividend Growth Portfolio, Series 21

File Nos. 333-236508 and 811-03763

Dear Mr. Bartz:

This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2015, filed on February 19, 2020 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Floating Rate & Dividend Growth Portfolio, Series 21 (the “Trust”).

PROSPECTUS

Investment Summary — Principal Risks

1.        The disclosure regarding floating rate securities discusses the London Inter-Bank Offered Rate (“LIBOR”). Please consider whether the expected discontinuation of LIBOR is a principal risk. If so, please add disclosure to the “Principal Risks” section. If not, please explain supplementally why not.

Response: In response to this comment, the floating-rate instruments disclosure in the “Principal Risks” section will be amended to add the following as a second paragraph:

Many floating-rate securities use LIBOR as their reference rate. LIBOR will be phased out by the end of 2021. An underlying fund’s investments in instruments that pay a floating interest rate based on LIBOR, including any instrument that does not include a provision specifying the replacement reference rate if LIBOR is no longer available (a “fallback provision”), may be adversely affected during the transition away from LIBOR by, among other things, increased volatility or illiquidity. There remains uncertainty regarding the future use of LIBOR and the nature of any replacement reference rate and, accordingly, it is difficult to predict the full impact of the transition away from LIBOR.

Additionally, the following will be added as the second paragraph to the “Floating-rate securities risk” under the “Investment Risks” section:

Many floating-rate securities use LIBOR as their reference rate. The use of LIBOR will be phased out by the end of 2021. This may adversely affect an underlying fund’s investments whose value is tied to LIBOR. There remains uncertainty regarding the future use of LIBOR and the nature of any replacement reference rate. Actions by regulators have resulted in the establishment of alternative reference rates to LIBOR in most major currencies and markets are slowly developing in response to these new rates. The transition process away from LIBOR may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The potential effect of a discontinuation of LIBOR on an underlying fund’s investments will vary depending on, among other things: (1) existing fallback provisions that provide a replacement reference rate if LIBOR is no longer available; (2) termination provisions in individual contracts; and (3) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. Accordingly, it is difficult to predict the full impact of the transition away from LIBOR until new reference rates and fallbacks are commercially accepted.

2.       The duration example in the seventh bullet under the “Principal Risks” section uses a duration of three years. Please confirm that the average weighted duration of the underlying closed-end funds and exchange-traded funds is approximately three years or less. If not, please revise this example to reflect the average weighted duration of the underlying closed-end funds and exchange-traded funds.

Response: The sponsor confirms that the average weighted duration of the underlying closed-end funds and exchange-traded funds is approximately three years or less and, therefore, the example does not need to be revised.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren